                                   INID CORP.

                            2480 West Ruthrauff Road,
                                   Suite 140 N
                              Tucson, Arizona 85705

                              Information Statement
                            Pursuant to Section 14(f)
                     of the Securities Exchange Act of 1934
                            and Rule 14f-1 thereunder
                                    ********


                                  INTRODUCTION

This Information Statement is being mailed on or before October 4, 2000, to holders of record of shares of Common Stock ("Common Stock") of Blackjack Financial, Inc., a Wyoming corporation ("Blackjack" or "Company"). This Information Statement provides information regarding anticipated changes in the membership of the Board of Directors of the Company and is provided for information purposes only. No action on your part is sought or required.

Pursuant to a Plan of Merger dated October 3, 2000, the shareholders of Blackjack acquired all of the issued and outstanding capital stock of INeedItDone.com, Inc. ("INeedItDone.com") in a reverse merger share exchange for an aggregate of 445,000 shares of Blackjack's common stock, par value $0.001 per share (the "Share Exchange"), resulting in a change of control of the Company. Pursuant to the plan, Blackjack's sole officer and director resigned and was replaced by new management as set forth below. As a result of the Share Exchange, 100% of the outstanding capital stock of INeedItDone.com is owned by Blackjack and INeedItDone.com exists as a wholly owned subsidiary of Blackjack. Concurrent with the Merger, Blackjack changed its name to INID Corp. and elected a new board of directors. Prior to the Share Exchange, Blackjack had 1,000,000 shares of common stock issued and outstanding. In connection with the transaction, share certificates representing Daniel L. Hodges' 800,000 common shares of Blackjack were returned to treasury and cancelled. Following the Share Exchange, INID has 645,000 shares of common stock issued and outstanding.

INeedItDone.com, Inc. acquired control of the Company in anticipation of operating as a Section 12 fully reporting company pursuant to the Securities Exchange Act of 1934 (the "Exchange Act").

                       DESIGNEES OF INeedItDone.com, Inc.
                       TO THE COMPANY'S BOARD OF DIRECTORS

The following table sets forth certain information with respect to the persons designated by INeedItDone.com to become the Company's Board of Directors to serve as directors until their respective successors are elected and qualified. Under the Plan, Daniel L. Hodges resigned at Closing.

NAME AND ADDRESS           AGE      NUMBER OF SHARES    PERCENT OF COMMON STOCK
                                   BENEFICIALLY OWNED      BENEFICIALLY OWNED

David L. Perin              38           100,000               15.5%
David S. Whittaker          44           100,000               15.5%
Arthur G. Cleaver, III      50           100,000               15.5%
Scot C. Stedman             35           100,000               15.5%


                                    OFFICERS

The names, addresses and titles of the persons who, upon the effective date of the Plan, shall be the officers of the Company, and who shall hold their offices at the pleasure of the board are as follows:

NAME AND ADDRESS           AGE              TITLES

David L. Perin              38              President; Chief Executive Officer;
David S. Whittaker          44              Chief Operations Officer
Arthur G. Cleaver, III      50              Secretary & Treasurer
Scot C. Stedman             35              Vice President of Web Technology


                BIOGRAPHICAL INFORMATION WITH RESPECT TO PROPOSED
                             DIRECTORS AND OFFICERS

         DAVID L. PERIN. Mr. Perin has served as the President and Chief Executive Officer of INeedItDone.com since February, 2000. For the last eleven years (since 1989), Mr. Perin has served in the Arizona Air National Guard 162FW as a Training Device Manager for 9 F-16 flight simulators assigned to his unit, and four flight simulators assigned to other units. As a Training Device Manager, Mr. Perin's duties include: problem solving for complex simulation issues, testing simulation-related software, creating evaluation service programs for simulators in the Air Force and designing spreadsheet programs for performance evaluations, database audit systems and database critique systems. >From 1988 to 1989, Mr. Perin was employed as a Sensor/LASER Technician at Raytheon Support Services Company ("Raytheon"). While at Raytheon, Mr. Perin performed comprehensive scheduled inspections, in-depth troubleshooting, detailed malfunction analysis, and resolved maintenance problems on a number of avionics integrated and associated testing equipment. From 1987 to 1988, Mr. Perin worked for Martin Marietta as a Test Equipment and Engineering Technician. While with Martin Marietta, Mr. Perin maintained, serviced, troubleshot and repaired all of the company's production test equipment.

         DAVID S. WHITTAKER. Mr. Whittaker has served as INeedItDone.com, Inc.'s Vice President of Web Technology since February, 2000. For the last two years (since 1998), Mr. Whittaker has served in the Arizona Air National Guard 162FW as a Training Device Manager for F-16 flight simulators. As a Training Device Manager, Mr. Whittaker's duties include: monitoring and maintaining an information database for training device status and utilization, serving as the Group Local Area Network System Administrator, and managing contractor logistics support contracts for a number of flight simulators. From 1991 to 1998, Mr. Whittaker served in the Arizona Air National Guard 162FW as an Avionics Intermediate Shop Technician. As an Avionics Intermediate Shop Technician, Mr. Whittaker performed comprehensive scheduled inspections, in-depth troubleshooting, detailed malfunction analysis and resolved maintenance problems on F-16 avionics line replaceable units and automated and manual test equipment. >From 1979 to 1991, Mr. Whittaker served in the Arizona Air National Guard as a Flight Simulator Technician. His duties included the operation and maintenance of training devices for the A-7 aircraft.

         ARTHUR G. CLEAVER, III. Mr. Cleaver has served as the Secretary & Treasurer of INeedItDone.com, Inc. since February, 2000. For the last five years (since 1995), Mr. Cleaver has served in the Arizona Air National Guard 162FW as a program administrator. He is currently the Employee Assistance Program Coordinator, and his duties include: directing programs to assist personnel in resolving work-related and personal problems and maintaining working relationships with community-based agencies providing human services. Prior to this Mr. Cleaver served as the Executive Officer for the 162nd Support Group, functioning as Deputy Group Commander and performing executive level administrative functions for the 162nd Support Group. Also during that time, Mr. Cleaver served as Chief of Social Actions, where he directed human relations and substance abuse programs for the installation. From 1994 to 1995, Mr. Cleaver served as an Enrollment Advisor for the University of Phoenix. As the University's Enrollment Advisor, Mr. Cleaver recruited and advised students pursuing their Master of Counseling, Master of Arts in Education, and Bachelor and Master of Science in Nursing programs. Additionally, Mr. Cleaver planned and conducted public relations and recruitment programs. From 1988 to 1994, Mr. Cleaver served as a Sales Representative for Hoechst-Roussel Pharmaceuticals, Inc. In 1991, Mr. Cleaver was promoted to Advanced Sales Representative.

         SCOT C. STEDMAN. Mr. Stedman has served as INeedItDone.com, Inc.'s Chief Operating Officer since February, 2000. For the last sixteen years (since
1984), Mr. Stedman has served in the Arizona Air National Guard 162FW as a Contracting Specialist. As a Contracting Specialist, Mr. Stedman is responsible for the procurement and administration of all Automated Data Processing Equipment, construction acquisition, and other acquisitions of high technical or economic value. Mr. Stedman acts as a negotiator for contract arbitration and resolution.

                 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                          AND MANAGEMENT OF THE COMPANY

This statement sets forth information with respect to the beneficial ownership of the Company's outstanding Common Stock by (i) each director and executive officer of the Company, (ii) all directors and executive officers of the Company as a group, and (iii) each shareholder who was known by the Company to be the beneficial owner of more than 5% of the Company's outstanding Common Stock. Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them.

The information described in this section is more fully set forth above under the heading "Designee of INeedItDone.com, Inc. to the Company's Board of Directors.


                                CHANGE IN CONTROL

Upon Closing under the Plan, Mr. Hodges will remit all his shares of the Company back to the treasury for cancellation and INeedItDone.com's shareholders will own 445,000 shares, then representing approximately 69% of the Company's issued and outstanding Common Stock. As a result, a change in control of the Company will have occurred.

                             EXECUTIVE COMPENSATION

At inception of the Company, its Director and Officer, Daniel L. Hodges received 800,000 shares of Common Stock valued at $0.001 per share in consideration of pre-incorporation services rendered to the Company related to investigating and developing the Company's proposed business plan and capital structure, and completion of the incorporation and organization of the Company. No officer or director has received any other remuneration. The Company has no stock option, retirement, pension, or profit-sharing programs for the benefit or directors, officers or other employees, but the Board of Directors may recommend adoption of one or more such program in the future.

                       MARKET FOR THE COMPANY'S SECURITIES

There is no public trading market for Blackjack's Common Stock. Blackjack's Common Stock may be traded in the over-the-counter market in the near future, however, there can be no assurance that any public trading market will develop in the future or as to the price at which trading may occur.

                              AVAILABLE INFORMATION

INID is required to file annual and periodic reports with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934. Copies of such reports may be inspected by anyone without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and copies may be obtained from the Commission at prescribed rates. In addition, INID will provide without charge, upon request of any stockholder, a copy of its Quarterly Report on Form 10-QSB for the quarter/interim period ended June 30, 2000 and which has been filed with the Commission. Any such requests should be directed in writing to David L. Perin, President, INID Corp., 2480 West Ruthrauff Road, Suite 140 N. Tucson, Arizona 85705.

No officer, director, promoter, or affiliate of the Company has or proposes to have any direct or indirect material interest in any asset proposed to be acquired by the Company through security holdings, contracts, options, or otherwise.

                 THIS INFORMATION STATEMENT IS PROVIDED TO YOUR
                FOR INFORMATION PURPOSES ONLY. NO ACTION ON YOUR
                           PART IS SOUGHT OR REQUIRED.

                                 October 4, 2000